[redacted]

13010607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51370

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJM Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

318 W Adams St, FL 9
(No. and Street)

Chicago | IL | 60606
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Colleen Risinger (312) 432-5102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams Ltd
(Name – *if individual, state last, first, middle name*)

455 N Cityfront Plaza Dr, Ste 1500, Chicago, IL 60611
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Colleen Risinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TJM Investments LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Colleen Risinger
Signature

FINOP
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TJM INVESTMENTS, LLC

YEARS ENDED DECEMBER 31, 2012 AND 2011

TJM INVESTMENTS, LLC

YEARS ENDED DECEMBER 31, 2012 AND 2011

CONTENTS

Independent Auditor's Report

Members
TJM Investments, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of TJM Investments, LLC (the Company) as of December 31, 2012 and 2011 and the related statements of operations, changes in member's capital and cash flows for the years then ended and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TJM Investments, LLC as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included on page 12, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2013

Oath or Affirmation

I, ___________________, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of TJM Investments, LLC as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Title

Subscribed and sworn
to before me this
__________ day of 2013

Notary Public

This report contains (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statement of financial condition.
- ☑ (c) Statement of income (loss).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☑ (l) An oath or affirmation.
- ☑ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

TJM INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,		2012		2011
ASSETS				
Current assets:				
Cash	$	**172,950**	$	1,057,044
Due from affiliates				4,986
Due from broker		**55,076**		24,862
Due from employees		**31,272**		25,326
Prepaid expenses		**25,504**		31,765
Receivable from broker-dealers and clearing organizations, net of allowance for doubtful accounts of $5,000 in 2012 and 2011		**474,521**		577,991
Deposits with clearing organizations and others		**738,712**		430,440
Total current assets		**1,498,035**		2,152,414
Property and equipment:				
Software				450,000
Less accumulated depreciation				(450,000)
Property and equipment, net				
Total assets	$	**1,498,035**	$	2,152,414
LIABILITIES AND MEMBERS' CAPITAL				
Liabilities:				
Accounts payable and accrued expenses	$	**755,759**	$	817,239
Due to affiliates		**78,332**		74,357
Total liabilities		**834,091**		891,596
Members' capital		**663,944**		1,260,818
Total liabilities and members' capital	$	**1,498,035**	$	2,152,414

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF OPERATIONS

Years ended December 31,		2012		2011
Revenue:				
Commissions and incentive fees	$	**5,405,461**	$	10,424,402
Service income		**31,356**		120,371
Other income		**453,696**		264,729
Total revenue		**5,890,513**		10,809,502
Operating expenses:				
Employee compensation and related benefits		**2,168,392**		2,941,935
Commission expenses		**497,196**		2,797,519
Execution expenses		**1,108,918**		1,658,622
Exchange and regulatory fees		**413,400**		171,271
Interest expense		**7,036**		
Management fees		**1,425,000**		2,025,000
Professional and other fees		**75,237**		75,677
Research and registration		**471,782**		484,772
Rent and occupancy		**91,003**		91,473
Other operating expenses		**329,423**		597,422
Total operating expenses		**6,587,387**		10,843,691
Net loss	$	**(696,874)**	$	(34,189)

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

	Members' capital
Balance, December 31, 2010	$ 1,695,007
Members' distributions	(400,000)
Net loss	(34,189)
Balance, December 31, 2011	**1,260,818**
Members' contributions	**100,000**
Net loss	**(696,874)**
Balance, December 31, 2012	**$ 663,944**

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

Years ended December 31,	2012	2011
Operating activities:		
Net loss	$ **(696,874)**	$ (34,189)
Adjustments to reconcile above to cash provided by (used in) operating activities:		
Depreciation		75,000
(Increase) decrease in operating assets:		
Due from affiliates	**4,986**	(4,986)
Due from broker	**(30,214)**	175,689
Due from employees	**(5,946)**	92,024
Prepaid expenses	**6,261**	11,340
Receivable from broker-dealers and clearing organizations	**103,470**	(22,740)
Deposits with clearing organizations and others	**(308,272)**	436,272
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	**(61,480)**	45,317
Due to affiliates	**3,975**	(20,737)
Cash provided by (used in) operating activities	**(984,094)**	752,990
Financing activities:		
Members' contributions	**100,000**	
Members' distributions		(400,000)
Cash provided by (used in) financing activities	**100,000**	(400,000)
Increase (decrease) in cash	**(884,094)**	352,990
Cash:		
Beginning of year	**1,057,044**	704,054
End of year	$ **172,950**	$ 1,057,044

See notes to financial statements.

1. Nature of business and summary of significant accounting policies

Operations:

TJM Investments, LLC (the Company) is an Illinois limited liability company formed for the purposes of conducting business as a broker-dealer in securities. The Company is a 99%-owned subsidiary of TJM Holdings, LLC. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is scheduled to terminate operations on December 31, 2046.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

1. Nature of business and summary of significant accounting policies (continued)

Property and equipment and related depreciation:

Property and equipment is recorded at cost and depreciation is provided by accelerated methods and software is depreciated by the straight-line method over the estimated useful lives of the assets. Depreciation expense was $75,000 for the year ended December 31, 2011.

Income taxes:

The Company is treated as a partnership for federal income tax purposes and, as such, is not liable for federal income taxes. Each member reports their applicable respective share of income and losses on their individual returns. The Company prepares its income tax returns on the cash basis.

2. Related party transactions

The Company, from time to time, pays expenses of affiliates through common ownership and charges the affiliates for the balance. There was no balance due from affiliates at December 31, 2012. There was $4,986 due from affiliates at December 31, 2011.

Certain shared expenses of the Company are paid by affiliates and reimbursed. The amount due to affiliates was $78,332 and $74,357 at December 31, 2012 and 2011, respectively.

The Company is managed by TJM Holdings, LLC, its 99%-owned parent. The management agreement calls for fees computed quarterly in advance on the first day of each quarter. Total management fees for the years ended December 31, 2012 and 2011 were $1,425,000 and $2,025,000, respectively.

3. Off-balance-sheet credit and market risk

The Company entered into a subordinated borrowing arrangement with a member of its parent on June 1, 2012 by execution of a secured demand note. The Company had $300,000 in borrowings subordinated to the claims of general creditors at December 31, 2012 with a stated interest rate of 4% per annum, maturing on May 31, 2015.

Subordinated member borrowings are available in computing net capital under the minimum net capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense accrued, but unpaid to the member for the year ended December 31, 2012 was $7,036.

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as deemed necessary from time to time, the performance of the clearing broker with which it conducts business.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to adjusted net capital ratio would exceed 15 to 1. At December 31, 2012, the Company had net capital of $771,055, which was $671,055 in excess of its required net capital of $100,000. At December 31, 2012, the Company's net capital ratio was 1.0818 to 1. At December 31, 2011, the Company had net capital of $1,037,017, which was $937,017 in excess of its required net capital of $100,000. At December 31, 2011, the Company's net capital ratio was .8598 to 1.

5. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such account. Management believes that the Company is not exposed to any significant credit risk on cash.

6. Commitments and related party leases

The Company leases its Chicago facilities from an affiliated company under a month-to-month operating lease agreement.

Rent expense charged to operations was $90,000 for each of the years ended December 31, 2012 and 2011. Rent expense paid to an affiliated company was $90,000 for each of the years ended December 31, 2012 and 2011.

7. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2012, the financial statement date, through February 27, 2013, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

TJM INVESTMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2012			
Total members' capital		$	663,944
Additions:			
Liabilities subordinated to claims of general creditors			300,000
Deductions and/or charges:			
Nonallowable assets:			
Receivable from broker-dealers and clearing organizations	$ 129,203		
Due from employees	31,272		
Exempted securities	6,910		
Prepaid expenses	25,504		192,889
Net capital			771,055
Minimum net capital requirement			100,000
Excess net capital		$	671,055
Ratio of aggregate indebtedness to net capital			1.0818 to 1
Reconciliation with Company's computation of minimum capital requirements:			
Net capital, as reported in the Company's X-17A-5		$	771,055

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control

Members
TJM Investments, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of TJM Investments, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

Management of the Company is responsible for establishing and maintaining a system of internal control, including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses. Given those limitations, during our audit, we did not identify any deficiencies in internal control that we consider to be material weaknesses. However, there is a reasonable possibility material weaknesses may exist that have not been identified.

This communication is intended solely for the information and use of members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2013

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Members
TJM Investments, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by TJM Investments, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [cancelled checks, bank statements and the general ledger] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2012 noting no differences;

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [internally prepared financial statements] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [internally prepared financial statements] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2013